April 26, 2005

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Amendment No. 2 to
      Registration Statement on Form S-11, Filed April 7, 2005
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have received your letter dated April 18, 2005 and the accompanying materials. We will provide comments, if any, on the opinions, directed share materials and supplemental materials in our next letter.

2. We note your response to prior comment 1. With respect to the probable acquisitions and developments for which you expect to use the net proceeds of this offering, please provide a supplemental analysis of whether the transaction agreements, including the letters of commitment, are binding on and enforceable by the parties thereto.
In particular, please identify whether you or the seller may terminate these agreements at your discretion without legal consequence. Please include a statement as to whether or not you have conferred with your counsel with respect to the enforceability of these agreements. Furthermore, please confirm that you consider each of these acquisitions and developments probable for purposes of
Rule 3-14 of Regulation S-X.

3. We have read and considered your response to comment 3. Please address the following comments.

a. We will await the inclusion of pro forma per share information in
the next amendment to the registration statement.
b. Refer to the tax status of the dividends declared in 2004 and
2005
on page 43. Explain to us why you believe $0.21 per share of the distributions in 2004 represent ordinary income while the remaining
$0.08 per share declared are undeterminable until the end of 2005. Also, please address the status of the $0.11 per share distribution you declared in March 2005 in your revised disclosure.

Cover Page

4. We have reviewed your response to Comment 6 from our last comment letter regarding the potential that the debt payments by Vibra may be recharacterized as equity which could have the effect of causing you to violate the REIT requirements. We believe that the risk is sufficiently material to warrant disclosure on the cover page. Please revise.

Summary

	Our Company, page 1

5. We refer to your statement that you lease your facilities to "experienced healthcare operators." This statement does not appear to be accurate in light of the fact that 6 of the 7 facilities you own are leased to Vibra who has limited operations and is newly formed. Please revise to remove your statement that you lease your properties to experienced operators.

Our Current Portfolio of Facilities, page 2

6. Since the 2005 and 2006 contractual based rent and the projected development costs for your development properties are estimates, please provide this information in a separate table.

Our Pending Acquisitions and Developments, page 4

7. Since the gross purchase price for your development properties and the Hammond, Louisiana property are estimates, please provide this information in a separate table.

	Summary Risk Factors, page 7

8. We note your response to comment 5. Please revise the summary risk factor and the risk factor on page 37 to first state that Friedman, Billings, Ramsey & Co., Inc. has interests in the offering other than underwriting discounts and commissions. Next, include a description of its share holdings and the engagement agreement. Finally, please include disclosure regarding the fact that FBR has an incentive, as a result of its position as a large shareholder, to ensure that the offering will go through which could affect the level of due diligence it conducts.

Distribution Policy, page 12

9. Please disclose the estimated return of capital percentages for the dividends.

Risk Factors, page 16

10. We refer to the introductory paragraph on page 16. Please remove your statement that "additional risks and uncertainties not presently known to us, or not identified below, may also materially affect our business, liquidity, financial condition and results of operations."
Your disclosure should include all known material risks. Please revise accordingly.

Failure by our tenants to repay loans currently outstanding or loans we have committed to make or to pay us commitment or other fees that they are obligated to pay, in an aggregate amount of approximately $44.1 million, would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 18.

11. Please disclose that Vibra failed to comply with the loan covenants and that you have recently amended the agreement.

12. Please disclose the amount of the Merrill facility.

Our facilities are currently leased to only three tenants, two of which were recently organized and have limited or no operating histories, and failure of any of these tenants and the guarantors of their leases to meet their obligations to us would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 19

13. Please clarify that nearly half of the assets of Vibra are goodwill, or intangible assets.

Our tenants are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant`s ability to make lease and loan payments to us, page 28.

14. Please revise this risk factor to include statements similar to those added to page 65 regarding your ability to comply with these regulations.

Use of Proceeds, page 39

15. Please revise to separately identify the amount of proceeds to be used for each pending acquisition and development.

Distribution Policy, page 43

16. Since you have a limited operating history it is important for investors to understand the extent that your historical dividends represent a return of capital. The current disclosure does not provide such an understanding. Please disclose the actual or approximate percentage of your historical dividends that represent a return of capital or supplementally advise us why this is not possible.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 46

      Disclosure of Contractual Obligations, page 50

17. Please include your long term debt obligations in the table.
Refer to Item 303 of Regulation S-K.

Our Portfolio, page 69

	Vibra Facilities and Loans, page 70

18. Please briefly disclose the financial covenants with which Vibra was not in compliance when the leases were amended on March 31, 2005.

	Desert Valley Facilities-Expansion Commitment, page 75

19. Please provide additional detail regarding the commitment, including the interest rate and maturity of the loan.

Our Pending Acquisitions and Developments, page 80

20. We note your use of the phrase "we expect" to describe the anticipated transaction terms. Please revise the disclosure in this section to distinguish between transaction terms that are provided for in a binding purchase contract or letter of commitment, and transaction terms you expect to negotiate but that are not subject to a binding agreement.

21. Please supplementally provide us with your analysis with respect to the potential for integration of the offers and sales of operating partnership units that may be issued in the Covington and Denham
Springs transactions.

	Other Letters of Commitment, page 88

22. Please update, as necessary, to indicate whether the definitive documents relating to the DSI development project have closed prior to April 30, 2005 or whether either party requested a 30-day extension.

United States Federal Income Tax Considerations, page 112

23. We note your response to comment 25. However, it is not clear from the new disclosure that your counsel has opined that you have satisfied the REIT operational requirements.

Underwriting, page 132

24. It appears that your estimate of the offering expenses you will pay excludes the amounts to be reimbursed to the selling stockholders and Friedman, Billings, Ramsey & Co., Inc. Please revise the estimate to include these amounts.

 Unaudited Pro Forma Consolidated Financial Information

25. Refer to footnotes (2) and (3) regarding your pro forma adjustments for the Desert Valley and Gulf States acquisitions.
Please clearly label on the face of the pro forma financial statements and the related footnotes, which of these acquisitions are completed and which are probable. As previously requested, present the effect of completed acquisitions with a subtotal column before the adjustments for the probable transactions.

26. We note from pages 4 and 5 that you identify several pending acquisitions that are under contract or letter of commitment. Reconcile these acquisitions with the ones you indicated in footnote
(3). In that regard, tell us and clarify which acquisitions are probable and how you applied Rule 3-14 of Regulation S-X for these acquisitions.

27. Refer to footnote (5). We note your pro forma adjustments to give effect to the compensation expense as a result of restricted stock awards issued to senior management and other employees upon the completion of the offering. In that regard, explain and disclose your methodologies in calculating the expense in the footnote.

28. In footnote (6) you state that depreciation was calculated as though "constructing and occupying the properties was completed on January 1, 2004". Please confirm and revise your disclosures as appropriate to clarify that you are not including the effects of property acquisitions prior to completion of the construction.

29. Refer to footnote (7). We cannot locate your pro forma adjustment to give effect to the loan made in the pro forma balance sheet.
Please explain or revise accordingly.

30. Explain why you did not include pro forma adjustments to give effect of your distribution of $0.11 per share declared in March
2005
or revise to provide the adjustments in your next amendment.
Reference is made to SAB Topic 1.B.3.

Medical Properties Trust

Financial Statements for the year ended December 31, 2004
Report of Independent Registered Public Accounting Firm, page F-8

31. Revise to delete the legend included in your audit opinion and the similar wording in Exhibit 23.1 in your amendment to the registration statement.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

New Accounting Pronouncements, page F-17

32. You state that the adoption of SFAS 123(R) is expected to have material impact on the financial statements of the Company commencing with the third quarter of the year ending December 31, 2006. So we may better understand your disclosures, explain to us and disclose why the impact will become material beginning the third quarter of 2006. Revise the disclosure on page 50 to disclose the material impact you anticipate upon adoption.

Unbilled Rent Receivable and Unbilled Rent

33. Reference is made to Note 2 on page F-17. You state that the fair value of unbilled rent receivable has been estimated based on expected payment dates and discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. Please clarify the nature of the discounts recorded, whether they represent an allowance for credit losses and your basis in GAAP for discounting these amounts. Advise us and clarify your accounting policy for determining the amounts of unbilled rent receivable and unbilled rent revenue in the financial statements. Supplementally advise us why you have such a significant amount of unbilled revenue and confirm that it represents effect of straight-lined rents for the respective periods in the financial statements.

Note 4. Long-term Debt and Loan Payable

34. We have read and considered your response to comment 34.
Please
expand your disclosure to include your representation that the differences in using the intrinsic method and another fair value method as prescribed by SFAS 123 would not be materially different.

Note 5. Commitments and Contingencies, page F-19

35. To provide transparency, tell us and disclose, if material, the amount of the provision you recorded related to the settlement offer to a former consultant pursuant to the terminated consulting agreement.

Note 7. Leasing Operations, page F-21

36. Reference is made to the last paragraph of your footnote. Are there two different lease rates in effect for these properties based on whether the property is in the development or operational phase?
Please clarify the rental revenue recognition for properties during the construction and operating period and your basis in GAAP for your treatment.

Vibra Financial Statements

37. We have reviewed and considered your response to comment 35. In light of the brief operating history of the tenant, financial statements of the guarantors should also be included to satisfy the reporting requirements under Rule 3-14 of Regulation S-X. Further, expand your disclosures as appropriate to clarify the limitations to the resources available to the guarantors as described in your response.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Cicely
Luckey,
Accounting Branch Chief, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC


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Medical Properties Trust, Inc.
Page 8